FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                           Santiago, November 05, 2015
Ger. Gen. N° 168  /2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

                                                                                                                             Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, second paragraph, under Securities Market Law N°18,045 and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of following significant event:

In its extraordinary session held today, the Board of Directors of Endesa Chile, by the majority of its members, agreed that after reviewing the studies, reports and opinions, and taking into account the expected benefits arising from the corporate reorganization, the terms and conditions as well as its consequences, implications or contingencies, that the proposed of the Enersis Group corporate reorganization of Endesa Chile (the "Reorganization"), subject to what is said below regarding the indicative exchange ratio, does contribute to the corporate purpose and thus, they decided to summon the Board of Directors to an extraordinary session on Monday, November 9th 2015, in order to analyze the appropriateness of summoning an Extraordinary Shareholders Meeting  in order for shareholders to become informed about the Reorganization and approve such proposal.

Directors Mr. Cibie, Mr. Lamarca, Mr. Atton and Mrs. Marshall concur in this vote, to the extent that the conditions included in Section 5 of the Report of the Committee of Directors dated November 4, 2015 are included.

Regarding the estimated exchange ratio, there is no unanimity among the directors. Directors Mr. Cibie, Mr. Lamarca, Mr. Atton and Mrs. Marshall, estimate that the participation that should correspond to minority shareholders in the share capital of the company resulting from the merger, Enersis Americas (“Enersis Americas”), should be at least 16.7%. The Directors Mr. Viale, Mr. Matthew, Mr. Vagliasindi, Mr. Buresti, and Mrs. Gostinelli Buresti estimate that the participation that should correspond to minority shareholders in the capital of the company resulting from the merger, Enersis Americas, should be at least 15.5%.

In consideration of this difference of opinion regarding the participation that should correspond to minority shareholders in the capital of the company resulting from the merger, it is considered appropriate to inform that the Board of Directors has unanimously agreed to deliver as background information on "estimated exchange ratio". The participation that should correspond to the shareholders of Endesa Chile in the capital of the company resulting from the merger, Enersis Americas, should be within a range between 15.5% and 16.7% (i.e., for each share of Endesa Americas, its shareholders would receive between 2.75 (min.) and 3 (max.) shares of Enersis Americas), and without prejudice to all reports related to this referential exchange rate are available to the shareholders of the Company and to the market, as noted below.

The Board of Directors has agreed to provide the shareholders the documents listed below, wich have been used as the basis to evaluate the Reorganization, starting today, on the Company’s website: www.endesa.cl.

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

(i)  Audited Consolidated Financial Statements of Endesa Chile as of September 30, 2015, which will be used for the Spin-off of the Company (the "Spin-off ").

(ii) Endesa Chile’ Board of Directors report about the absence of significant changes to the assets, liabilities or equity that occurred after the reference date of the respective Division balance sheets.

(iii) Description of key assets and liabilities allocated to the new company resulting from the Spin-off.

(iv) Statement of Consolidated Financial Position Pro-forma, with reports of external auditors attestation of Endesa Chile and Endesa Americas, both as of October 1, 2015 and which provide, among others, the distribution of the assets, liabilities and equity of both companies. The reference date of the Pro-forma balance sheet will be the day after the reference date of the balance sheet of the division.

(v) Report of the independent appraiser appointed by the Board of the Company, Mr. Colin Becker, including the estimated value of the merged entities and estimated exchange ratio for the corresponding shares in the context of the Reorganization.

(vi) Report of the financial advisor appointed by the Board of Directors of the Company, Tyndall Group with its conclusions regarding the Reorganization.

(vii) Report of the Committee of Directors of the Company with its conclusions regarding the Reorganization.

(viii) The objectives and expected benefits of the Reorganization and its consequences, implications or contingencies, such as those of operational or tax nature.

(ix) Descriptive document of the Reorganization and its terms and conditions.

(x) The determination of the number of shares of Endesa Americas S.A. that the shareholders of the Company will receive.

(xi) Board agreement with the proposal of the Board of Directors of the Company regarding the Reorganization.

(xii) Bylaws draft of both the Company and Endesa Americas after the Spin-off.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:  Central Bank of Chile – General Management

Santiago Stock Exchange - General Management

Electronic Exchange of Chile - General Management

Valparaiso Stock Exchange - General Management

Risk Classification Commission - General Management (At. : Alejandro Muñoz)

Bondholders (At. : Mr. Andrés Sepúlveda)

Central Securities Depository - General Management

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: November 5, 2015